Filed by Oclaro, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Opnext, Inc.: (Commission File No.: 001-33306)

AN IMPORTANT REMINDER!

July 5, 2012

Dear Stockholder:

We have previously mailed you a Proxy Statement concerning the upcoming Special Meeting of Stockholders of Oclaro, Inc. (the “Special Meeting”). According to our latest records, your proxy instructions for the Special Meeting have not yet been received. The Special Meeting is scheduled to be held on Tuesday, July, 17, 2012, at 10:00 a.m. local time at Oclaro, Inc., 2560 Junction Avenue San Jose, California 95134.

We are seeking your support on three matters to be voted upon at the Special Meeting:

(1) To consider and vote upon the issuance of shares of Oclaro common stock in the merger contemplated by the Agreement and Plan of Merger and Reorganization, dated as of March 26, 2012, by and among Oclaro, Inc., Tahoe Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Oclaro, and Opnext, Inc., a Delaware corporation.

(2) To approve an amendment to Oclaro’s restated certificate of incorporation to increase the number of authorized shares of Oclaro to 176,000,000.

(3) To consider and vote upon an adjournment of the Oclaro special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of any of Oclaro Proposal Nos. 1 or 2.

Each of these proposals is described in greater detail in the Proxy Statement mailed to you on or about June 15, 2012. The Board of Directors recommends that you vote “FOR” approval of each of the three proposals.

We are excited by the prospects of our pending merger with Opnext. We believe it is important to maximize the participation of shareholders in the voting process as a foundation for the future of the new Oclaro. So please act now to ensure your shares are represented at the Annual Meeting!

We urge you to vote your shares today, by following either the telephone or internet voting instructions that are enclosed with this letter. You may also sign, date, and return the enclosed proxy card in the envelope provided.

Thank you for your prompt attention to this matter and for your continuing support of your Company.

Very truly yours,

Alain Couder
Chairman of the Board and Chief Executive Officer